

Mail Stop 4628

May 31, 2018

Lynn A. Peterson
Chief Executive Officer
SRC Energy Inc.
1675 Broadway, Suite 2600
Denver, CO 80202

      **Re: SRC Energy Inc.
              Registration Statement on Form S-4
              Filed May 23, 2018
              File No. 333-225132**

Dear Mr. Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 with any questions.

                        Sincerely,

                        /s/ Kevin M. Dougherty *for*

                        John Reynolds
                        Assistant Director
                        Office of Natural Resources

cc: John Elofson
       Davis Graham & Stubbs LLP